October 16, 2006

United States
Securities and Exchange Commission
Division of Corporation Finance
Washington DC
20549-7010

Attention: Ryan Milne

Dear Mr. Milne:

Responses to the SEC letter dated September 21, 2006: File No. 000-29657

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis

1.     Significant payment either in cash and/or restricted common shares are made for the acquisition of mining properties or mineral rights. In 2006, the Company has financial commitments through acquisition agreements of approximately $650,000 for each of the Mexican and Chinese properties. The Company intends to make such cash payments from funds raised from private placement of the Company's common stock. At the end of second quarter, June 30, 2006, the Company had $1,365,545 in cash and marketable securities. In addition the Company has raised $2.0 million additional funds through further private placements in the third quarter. Acquisitions may also be financed through the issuance of restricted common shares from Treasury.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page 1

2.     Our auditors, SF Partnership LLP, have revised the statements accordingly.

Consolidated Statements of Stockholders' deficit, page 5

3.     The 3.5 million shares were cancelled and returned to treasury. Initially issued as part of fees for consulting services as part of an acquisition, when the acquisition did not consummate at the time, the shares were cancelled and returned to treasury. The description on the Stockholders' deficit schedule has been amended to indicate that the shares were returned to Treasury.

Consolidated Statements of Cash Flows, page 7

4.     The classification was incorrect and should have been recorded as part of the settlement of debt related to the acquisition of properties.

5.     Subtotal has been removed.

Notes to Consolidated Financial Statements, page 8

6.     The Item 11 schedule on the 10-KSB was incorrect and has been changed. All options that had been issued in 2002 were exercised in that year. No further options have been issued. The policy footnote in the financial statements is correct under these circumstances.

Note 1, The Company page 8

7.     Financial statements have been changed to refer to the Company as an exploration stage company.

Note 2, Going Concern and Development Stage Activities, page 8

8.     Profitable operations note has been reworded to reflect that the operating mines may not produce sufficient revenues and that additional financing may have to be sought.

Note 3, Summary of Significant Accounting Policies, page 8 d) Minerals Rights, page 9

9.     In both the Mexican and Chinese acquisitions there were mines on the properties. With the Mexican acquisition, the company acquired four mines on the properties with some production ongoing as outlined in the property description on page 8 of the 10-KSB. Through a separate transaction, the Company also acquired mining equipment located on the properties it acquired. As a matter of interest, the Company has retained an engineering firm to undertake a NI 43-101 technical report for the group of properties so as to update its information. Therefore, we submit that this Section requires no revisions.

http://silverdragonresources.com/Investor Center/News Releases/2006/08-30- 2006.asp

When the Company acquired its interest in the Chinese properties, it was on the understanding that the property met the Chinese 122b level of confidence for mineable ore which is between 20 - 40 million ounces. See a description of the Chinese system at end of this report. The estimated existing reserves for the Chinese property were mentioned in one of the Company's latest press releases which can be found at: http://silverdragonresources.com/Investor Center/News Releases/2006/09-26- 2006.asp

Note 4, Mineral Rights, page 15

10.  The Stockholders' deficit schedule has been amended; the restricted common shares for Sino Silver are now shown separately. See Statement of Changes in Stockholders' Deficit and Note 8.

Note 8, Statement of Cash Flows Supplemental Disclosures, page 18

11.   The shares referred to in the above previous question were included in this number and are now shown separately. Issue of common shares for payables due to services performed is correct. See Statement of Changes in Stockholders' Deficit and Note 8.

Note 10, Commitments and Contingencies, page 19

12.    The Uptick Capital agreement calls for monthly fees and quarterly issuances of common stock. The agreement also has a cancellation clause. The fees are expensed on a monthly basis in the month they are invoiced and the shares when issued are expensed at fair market value on the date of issue. This accounting treatment is in accordance with EITF 96-18.

Certification, Exhibit 31

13.   Certification wording changed as requested. The Exhibit 31 is attached.

Form 10-QSB for the Fiscal Quarter Ended June 30, 2006

14.   Management fees - the bonuses were as per the provisions and terms of employment contract of the President and CEO which will be filed as part of the amended 10KSB/A. Both bonuses were in stock, 1 million shares in each instance, and the value of each was assessed at fair market value on the date they were issued. The transactions were duly reported on Form 4.

15.   Advertising and promotion expenses include such charges as fees paid for investor relations and press releases. SOP 93-7 is concerned with the deferment of these expenses should they relate to direct advertising that may generate future revenues. In this case the monies spent were not on direct advertising programs nor are they expected to generate any sales revenue.

The 1999 Chinese Measurement System

Based on a three-dimensional matrix, or three-number code in the form of "123". The first digit represents economics:
1 - Economic; 2M - Marginal Economic; 2S - Sub-Marginal Economic; 3 - Intrinsic Economic.

The second digit represents the level of technical study:
1 - Feasibility Study; 2 - Pre-Feasibility Study; 3 - Scoping Study or no Study.

The third digit represents level of geological confidence:
1 - Measured; 2 - Indicated; 3 - Inferred; 4 - Reconnaissance.

The 122b resource is equivalent to the 2004 JORC indicated resource.

Yours truly, SILVER DRAGON RESOURCES INC.

Per: Marc Hazout -
          President and CEO

Copy: SF Partnership LLP, Attention: Eugene Aceti